Exhibit 2

May 29, 2015

Dear Members of the Textura Board:

Northwater is changing to an activist stance
Northwater Capital Management Inc., and the investment funds it advises (collectively, “Northwater”), have been strong supporters and are collectively the largest shareholders of Textura Corporation (“Textura” or the “Company”) and they have been almost from inception.  Northwater has participated in all the capital raises from our initial support a decade ago right up to and including the IPO two years ago.  In the same spirit of strong support for the Company Northwater is changing its role from providing venture support to one of activist. Northwater now believes the central need of the Company is for a fundamental shift in strategy.

Textura has become an outstanding platform technology
Pat Allin, his senior staff, and all of the staff such as the telephone sales people and the code testers have done a remarkable job taking the Company from concept to a substantial firm serving a large client base. Textura has moved from unknown entity to trusted partner. Using an unfamiliar business model it has made great strides in "automating an industry".  We believe Textura will be seen in the future not just as one of the first to create a "cloud" application but perhaps the very first company to extend the cloud software apps from focusing on a function within a corporation to solving the problems that occur in the transactions between corporations and across a whole industry.  Getting this far in a task requiring this much invention has been brilliant and we at Northwater would like to express our appreciation for a job well done.

Textura is now an outstanding platform for the construction industry.  CPM has remarkable properties: proprietary technology, network effects, economies of scale, and branding, each of which are qualities identified in a recent book by Peter Thiel as key attributes of successful companies.  These are the characteristics most valued by investors and Textura has all of them.

161 Bay Street, P.O. Box 217 | Suite 4000, Brookfield Place | TD Canada Trust Tower
Toronto, ON M5J 2S1  Canada | phone 416.360.5435 | info@northwatercapital.com

Members of the Textura Board

May 29, 2015

CPM is proprietary technology with multiple patents to protect it.  CPM has network effects that allow users to get much more value as it grows and where there is a large sales multiple on each new general contractor using the platform.  Furthermore, as a cloud application a large part of each new sale falls to the bottom line and this percentage is growing, providing Textura with substantial economies of scale.  In addition, Textura has found it can sell other products under its brand umbrella.  The original vision that drew shareholders to this great Company has been proven and continues to show greatly increased potential.  We believe Textura has the capacity to dominate the space in which it operates.

In Northwater’s opinion the path Textura has travelled has given it the enviable position of having rapid growth in sales and even more rapid growth in profitability over the foreseeable future. Northwater also believes the addressable market within the construction industry is very much larger than that currently captured and that substantial midterm growth is well within reach. In addition, we believe the "Textura model" could be extended to automate the intercompany space in many other industries so that the potential future growth is significant if the insights developed by Textura are extended beyond construction. Northwater’s further opinion is that if this board decides to make Dave Habiger the permanent CEO he is the strong leader capable of leading the firm to being very much larger in the construction industry and perhaps even into applying the model to other industries.  So Northwater has complete confidence in the leadership and in the growth story at Textura.

Growth, risks and cost of capital should influence strategy
There are three interrelated factors that Northwater believes should influence Textura’s strategy at this stage of the Company’s development. These factors are the anticipated growth, the associated risks, and its cost of capital.

Any investor must look at both the risks and the growth story.  In our opinion, Textura has already overcome immense odds and greatly de-risked the company by maintaining its growth trajectory.  But to take the next step on this path Textura faces some new hurdles. Two of these are, in Northwater’s opinion, worth noting. First, the field of large scale systems is moving at a breakneck speed and in this game there is definitely an advantage to the handful of largest players.  We believe Textura is unlikely to join the ranks of those mega players anytime soon and so may have difficulty staying at the front of the pack in systems.  Second, the field of commercial construction although not as cyclical as housing still displays a somewhat challenging correlation to the business cycle and we believe Textura is not in a position yet to diversify its industry exposure. There are of course, many other risks faced by any rapidly growing business but these two are we believe sufficient to have us advocate for a new path for the Company.

161 Bay Street, P.O. Box 217 | Suite 4000, Brookfield Place | TD Canada Trust Tower
Toronto, ON M5J 2S1  Canada | phone 416.360.5435 | info@northwatercapital.com

Members of the Textura Board

May 29, 2015

Beyond growth and risk Textura directors need to consider cost of capital.  In some ways cost of capital is the market's way of sizing up a company's growth and profitability prospects balanced by its assessment of risks.  Today across the market, the cost of capital is becoming highly bifurcated with some seemingly high risk new companies being given very inexpensive capital while many old established players are paying substantially more.  Some like Textura are caught in a battle between two market groups. One group is focusing on the company's tremendous opportunities, sales growth rate and leverage that should now provide in their minds exceptional growth in profitability. To our knowledge the board members and senior management have that as their focus and belief.  But beyond those focusing on Textura's growth are other market participants focusing on the risks. Although no doubt some of the statements by these players have been bogus and self-serving the board should not ignore the legitimate risks involved in executing the path going forward. In particular, the risks mentioned above, namely, the risks of executing as a second tier player in the field of large scale systems and the exposure a non-diversified firm has to the business cycle.

In thinking about these risks we at Northwater have come to the conclusion that if Textura continues on its current path its cost of capital will be higher than other larger players with more systems capability and greater diversification. We believe under these conditions, even with execution on the sales and profitability fronts, the Company’s stock price will not rise to what we believe to be the level that reflects the strength of the franchise.

The best path for Textura is to combine with a larger systems player
As in real estate, a business should move to its "highest and best use". Given the current market conditions we at Northwater believe combining with a larger systems player with a more diversified book of business is the path to unlocking the value we see in Textura. So today we are sending this letter to the board and appending it to an amendment to our Schedule 13D to publicly announce the change in our stance relative to the Company. We intend

161 Bay Street, P.O. Box 217 | Suite 4000, Brookfield Place | TD Canada Trust Tower
Toronto, ON M5J 2S1  Canada | phone 416.360.5435 | info@northwatercapital.com

Members of the Textura Board

May 29, 2015

to stay represented on the board of directors but will be strongly advocating for the board to take a change in direction and begin to explore strategic combinations that will unlock the value we see.

Yours sincerely,

/s/ David G. Patterson

David G. Patterson
Chair and CEO

161 Bay Street, P.O. Box 217 | Suite 4000, Brookfield Place | TD Canada Trust Tower
Toronto, ON M5J 2S1  Canada | phone 416.360.5435 | info@northwatercapital.com